AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 3, 2001

================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2001

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [X]     Form 40-F    [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes     [_]     No      [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

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

                                                                            PAGE
                                                                            ----

PART I            FINANCIAL INFORMATION........................................1

         ITEM 1.  UNAUDITED FINANCIAL STATEMENTS...............................1

         Consolidated Statements Of Operations For the three months ended
         June 30, 2000 and 2001 and for the six months ended
         June 30, 2000 and 2001................................................1

         Consolidated Balance Sheets As of December 31, 2000 and
         June 30, 2001.......................................................2,3

         Consolidated Statement of Shareholders' Equity For the six months ended June 30, 2001...................................................4

         Consolidated Statements Of Cash Flows For the six months ended
         June30, 2000 and 2001.................................................5

         Notes to the Consolidated Financial Statements........................6

         ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS.........................18

         ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                  MARKET RISK.................................................28

PART II           OTHER INFORMATION...........................................30

         ITEM 4.  SUBMISSIONS OF MATTERS TO A VOTE OF SECURITY HOLDERS........30

         ITEM 5.  OTHER INFORMATION...........................................30

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME (the "Company"), for the fiscal quarter ended June 30, 2001.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

PART I   FINANCIAL INFORMATION

ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 2001
               AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
      (IN THOUSANDS OF DRACHMAE AND US DOLLARS, EXCEPT EARNINGS PER SHARE)

                                             UNAUDITED THREE MONTHS ENDED      UNAUDITED SIX MONTHS ENDED
                                                       JUNE 30,                         JUNE 30,
                                    -----    ----------------------------     ----------------------------
                                    NOTES     2000       2001       2001       2000       2001       2001
                                    -----     ----       ----       ----       ----       ----       ----
                                             (GRD)      (GRD)       ($)       (GRD)      (GRD)       ($)
Advertising revenue...........            12,829,991 14,077,678     35,009 21,754,912 22,687,988     56,422
Related party revenue.........        2      376,652    290,290        722    688,978    568,494      1,414
Publication revenue...........             1,765,548  1,501,531      3,734  3,711,627  3,878,850      9,646
Other revenue.................             1,043,983  1,544,109      3,840  1,375,691  2,405,258      5,982
                                          ---------- ----------     ------ ---------- ----------     ------
Total net revenue.............        12  16,016,174 17,413,608     43,305 27,531,208 29,540,590     73,464
                                          ---------- ----------     ------ ---------- ----------     ------
Cost of sales.................             4,039,573  5,216,298     12,972  7,556,309  9,666,879     24,040
Selling, general and
     administrative expenses..             2,034,854  2,342,039      5,824  3,558,156  4,144,855     10,308
Amortization of programming
     costs....................        3    3,569,083  3,440,509      8,556  6,717,834  6,727,470     16,730
Depreciation and amortization.       4,12    227,519    733,921      1,825    608,112  1,346,716      3,349
                                          ---------- ----------     ------ ---------- ----------     ------
Operating income..............        12   6,145,145  5,680,841     14,128  9,090,797  7,654,670     19,037
Interest expense, net.........       8,9    (559,264) (1,444,624)   (3,593)  (923,600) (2,323,212)   (5,778)
Foreign exchange (losses), net        10    (212,028) (1,326,897)   (3,300) (1,620,697)(3,068,799)   (7,632)
Equity in net income in
     unconsolidated affiliate.        6            -          -          -      2,677          -          -
Related party commission
     income...................        2            -          -          -     47,875          -          -
Other (expense) income........        11    (408,458)    27,929         70   (415,696)   (72,660)      (181)
Minority interest in (income)
     loss of consolidated
     entities.................               (32,781)   (45,043)      (112)     5,209    (29,439)       (73)
                                          ---------- ----------     ------ ---------- ----------     ------
Earnings before income taxes..             4,932,614  2,892,206      7,193  6,186,565  2,160,560      5,373
Provision for income taxes....        7    2,048,165  1,399,809      3,482  2,552,156    938,338      2,333
                                          ---------- ----------     ------ ---------- ----------     ------
Earnings before extraordinary
     gain and change in
     accounting principle.....             2,884,449  1,492,397      3,711  3,634,409  1,222,222      3,040
Extraordinary gain on
     repurchase of Senior
     Notes (net of income
     taxes of GRD 792)........        8            -          2          -          -      1,323          3
Cumulative effect of a change
     in accounting principle
     (net of income taxes of
     GRD 118,181).............        1            -          -          -          -   (196,969)      (490)
                                          ---------- ----------     ------ ---------- ----------     ------
Net  income...................             2,884,449  1,492,399      3,711  3,634,409  1,026,576      2,553
                                          ========== ==========     ====== ========== ==========     ======
Basic and diluted earnings
     per share before
     extraordinary gain and
     cumulative effect of the
     change in accounting
     principle................                 145.3       75.2        0.2      183.1       61.6        0.2
                                          ========== ==========     ====== ========== ==========     ======
Basic and diluted
     extraordinary earnings
     per share on repurchase
     of Senior Notes..........                     -          -          -          -          -          -
                                          ========== ==========     ====== ========== ==========     ======
Basic and diluted (loss) per
     share of change in
     accounting principle.....                     -          -          -          -       (9.9)         -
                                          ========== ==========     ====== ========== ==========     ======
Basic and diluted earnings
     per share................                 145.3       75.2        0.2      183.1       51.7        0.2
                                          ========== ==========     ====== ========== ==========     ======

       Exchange rate for the convenience translation of the June 30, 2001 balances is GRD 402.112 to $1.00

The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS

                    AS OF DECEMBER 31, 2000 AND JUNE 30, 2001
      (IN THOUSANDS OF DRACHMAE AND US DOLLARS, EXCEPT EARNINGS PER SHARE)

                                                        DECEMBER 31,                UNAUDITED JUNE 30,
                                       -----        --------------------           -------------------
                                       NOTES        2000            2000           2001           2001
                                       -----        ----            ----           ----           ----
                                                    (GRD)           ($)           (GRD)            ($)
               ASSETS
Current assets:
   Cash and cash equivalents...                   8,426,343          20,955     45,318,173        112,700
   Marketable equity securities          6        4,113,740          10,230      4,384,101         10,903
   Restricted cash.............                     251,184             625          8,628             21
   Accounts receivable, less
     allowance for doubtful
     accounts of GRD 1,604,281
     in 2000 and GRD 1,733,651
     in June 2001..............                  24,931,314          62,001     32,661,241         81,224
   Inventories.................                     703,847           1,750        947,068          2,355
   Due from related parties....          2        4,200,857          10,447      4,967,437         12,353
   Advances to related parties.          2          335,194             834        496,691          1,235
   Advances to third parties                      3,515,043           8,741      3,911,665          9,728
   Deferred tax assets.........          7                -               -        550,049          1,368
   Prepaid expenses and other
     current assets............                     381,722             949        495,430          1,232
   Income and withholding tax
     advances                                     1,157,072           2,878      1,160,231          2,886
                                                 ----------      ----------     ----------     ----------
   Total current assets........                  48,016,316         119,410     94,900,714        236,005
                                                 ----------      ----------     ----------     ----------
   Investment in
     unconsolidated affiliate..          6            7,610              19          7,610             19
   Property and equipment, net.                   7,302,374          18,160      7,585,312         18,864
   Broadcast, transmission and
     printing equipment under
     capital leases, net.......                   1,390,750           3,458      1,261,456          3,137
   Deferred charges, net.......          1        1,213,055           3,017      2,753,830          6,849
   Programming costs                     3       26,708,287          66,420     27,954,500         69,519
   Due from related party......          2        3,573,606           8,887      4,008,356          9,968
   Advances to related parties.          2          201,257             500        211,257            525
   Intangible assets, net......          4        2,293,163           5,703      2,431,554          6,047
   Deferred tax assets.........          7        1,473,649           3,665        859,490          2,138
   Other assets................          5        3,107,763           7,729      3,129,531          7,783
                                                 ----------      ----------     ----------     ----------
         Total assets......                      95,287,830         236,968    145,103,610        360,854
                                                 ==========      ==========    ===========     ==========

   Exchange rate for the convenience translation of the December 31, 2000 and
                 June 30, 2001 balances is GRD 402.112 to $ 1.00

The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2000 AND JUNE 30, 2001
      (IN THOUSANDS OF DRACHMAE AND US DOLLARS, EXCEPT EARNINGS PER SHARE)

                                                        DECEMBER 31,                UNAUDITED JUNE 30,
                                       -----        --------------------           -------------------
                                       NOTES        2000            2000           2001           2001
                                       -----        ----            ----           ----           ----
                                                    (GRD)           ($)           (GRD)            ($)
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
   Bank overdrafts and
     short-term borrowings.....                  13,297,921          33,070      8,374,394         20,826
   Current portion of
     obligations under capital
     leases....................                     307,972             766        306,885            763
   Current portion of
     long-term debt............            9              -               -        173,626            432
   Trade accounts, notes and
     cheques payable..........                    9,838,473          24,467      9,236,141         22,969
   Program license payable....                    1,968,949           4,897      1,810,060          4,501
   Customer advances...........                     432,276           1,075        764,983          1,903
   Payable to related parties .            2              -               -          1,511              4
   Accrued interest............          8,9      1,252,434           3,115      1,535,640          3,819
   Accrued expenses and other
     current liabilities.......                   4,144,440          10,307      4,327,634         10,762
   Income taxes payable........            7      1,824,823           4,538      1,602,551          3,985
   Deferred tax liability......            7        839,761           2,088      1,944,229          4,835
   Current portion of other
     long-term liability.......                     559,483           1,391         36,863             92
                                                -----------     -----------    -----------    -----------
         Total current
     liabilities...............                  34,466,532          85,714     30,114,517         74,891
                                                -----------     -----------    -----------    -----------
Long-term liabilities:
   Senior Notes................            8     32,633,513          81,155     85,808,733        213,395
   Long-term debt..............            9              -               -        196,598            489
   Long-tem obligations under
     capital leases............                     605,239           1,505        568,926          1,415
   Payable to related parties..            2        185,000             460        135,000            336
   Employee retirement benefits                     541,043           1,346        548,869          1,365
   Long-term provisions........                     253,249             630        187,832            467
                                                -----------     -----------    -----------    -----------
         Total liabilities.....                  68,684,576         170,810    117,560,475        292,358
                                                -----------     -----------    -----------    -----------
Minority Interests.............                     736,282           1,831        765,721          1,904
                                                -----------     -----------    -----------    -----------
Shareholders' equity:
   Share capital...............                   1,984,944           4,936      1,984,944          4,936
   Additional paid-in capital..                  28,714,904          71,410     28,714,904         71,410
   Retained earnings...........                   2,024,754           5,035      3,051,330          7,588
   Accumulated other
     comprehensive (loss)......                  (6,857,630)        (17,054)    (6,973,764)       (17,342)
                                                -----------     -----------    -----------    -----------
         Total shareholders'
     equity....................                  25,866,972          64,327     26,777,414         66,592
                                                -----------     -----------    -----------    -----------
Total liabilities and
     shareholders' equity......                  95,287,830         236,968    145,103,610        360,854
                                                ===========     ===========    ===========    ===========

   Exchange rate for the convenience translation of the December 31, 2000 and
                 June 30, 2001 balances is GRD 402.112 to $ 1.00

The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                           (IN THOUSANDS OF DRACHMAE)

                                         ACCUMULATED (DEFICIT) RETAINED EARNINGS
                        --------------------------------------------------------------------------
                                                                                       ACCUMULATED
                                                     LEGAL,   ACCUMULATED                 OTHER
                                     ADDITIONAL     TAX FREE   (DEFICIT)                COMPREHEN-                COMPREHEN-
                          SHARE       PAID-IN       AND OTHER  RETAINED                 SIVE INCOME     GRAND      INCOME
                         CAPITAL      CAPITAL       RESERVES   EARNINGS        TOTAL     (LOSS)         TOTAL      (LOSS)
                         -------      -------       --------   --------        -----     ------         -----      ------
BALANCE DECEMBER
     31, 2000.....      1,984,944    28,714,904    3,105,314   (1,080,560)    2,024,754 (6,857,630)    25,866,972           -
Net loss for the
     six months
     (unaudited)..              -             -            -    1,026,576     1,026,576          -      1,026,576   1,026,576
Unrealized gain
     on available
     for sale
     equity
     securities
     net of GRD
     387,110 tax
     charge
     (unaudited) .              -             -            -            -             -   (116,514)      (116,514)   (116,514)
Currency
     translation
     adjustment
     (unaudited)..              -             -            -            -             -        380            380         380
                                                                                                                      --------
Total
     comprehensive
     income
     (unaudited)..              -             -            -            -             -          -              -     910,442
                        ---------    ----------    ---------   ----------     ---------  ---------     ----------     =======
BALANCE JUNE 30,
     2001
     (UNAUDITED)..      1,984,944    28,714,904    3,105,314      (53,984)    3,051,330 (6,973,764)    26,777,414
                        =========    ==========    =========   ==========     =========  =========     ==========

The accompanying notes` are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001
                    (IN THOUSANDS OF DRACHMAE AND US DOLLARS)

                                                                UNAUDITED SIX MONTHS ENDED JUNE 30,
                                                             ----------------------------------------
                                                             2000              2001              2001
                                                             ----              ----              ----
                                                             (GRD)             (GRD)              ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income....................................         3,634,409         1,026,576             2,553

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
   Extraordinary gain from repurchase of Senior                   -            (1,323)               (3)
        Notes....................................
   Cumulative effect of a change in accounting                    -           196,969               490
        principal................................
   Deferred income taxes.........................         2,377,284           899,650             2,237
   Minority interest on acquired entities........            (5,209)           29,439                73
   Equity in net income of unconsolidated                    (2,677)                -                 -
        affiliate
   Amortization of debt issuance expenses........           113,367           109,492               272
   Depreciation of property and equipment and
        capital leases and amortization of
        programming costs, goodwill and other
        intangibles..............................         7,325,946         8,074,186            20,079
   Provision for other long-term liabilities.....            45,332                 -                 -
   Provision for employee retirement benefits....            20,096            10,561                26
CHANGE IN CURRENT ASSETS AND LIABILITIES
   (Increase) in accounts and other receivable...        (7,387,630)       (7,671,337)          (19,078)
   (Increase) in due from/to related parties.....          (548,768)       (1,421,316)           (3,534)
   (Increase) in programming costs...............        (7,319,485)      (10,454,700)          (25,999)
   (Increase) decrease in prepaid and licensed
        programming expenditures.................          (255,203)        2,165,867             5,386
   (Decrease) in trade accounts, notes and               (1,518,458)         (665,527)           (1,655)
        cheques payable..........................
   (Decrease) in licensed program payable........          (157,139)         (158,889)             (395)
   (Increase) in inventories.....................          (380,072)         (243,221)             (605)
   (Decrease) in accrued expenses and other                (787,843)         (416,460)           (1,035)
        liabilities..............................
   (Decrease) in income taxes payable............          (272,593)         (222,272)             (553)
   Other, net....................................          (127,396)         (226,458)             (563)
                                                         ----------        ----------        ----------
         Total adjustments.......................        (8,880,448)       (9,995,339)          (24,857)
                                                         ----------        ----------        ----------
NET CASH (USED)IN OPERATING ACTIVITIES...........        (5,246,039)       (8,968,763)          (22,304)
                                                         ----------        ----------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Deposit for the right of acquisition..........        (3,000,000)                -                 -
   Acquisition of subsidiary, net of cash........           (55,749)           (8,409)              (21)
   Dividends received............................            70,890                 -                 -
   Purchase of fixed assets......................        (1,247,791)       (1,250,058)           (3,109)
                                                         ----------        ----------        ----------
NET CASH (USED) IN INVESTING ACTIVITIES..........        (4,232,650)       (1,258,467)           (3,130)
                                                         ----------        ----------        ----------
CASH FLOW FROM FINANCING ACTIVITIES
   Proceeds from Senior Notes....................                 -        51,112,500           127,110
   Debt issuance costs...........................                 -        (1,650,267)           (4,104)
   Proceeds from long-term debt..................                 -           332,237               826
   Redemption of Senior Notes....................                 -        (1,416,689)           (3,523)
   Increase (decrease) in bank overdrafts and
        short term borrowings, net...............         1,648,305        (4,923,527)          (12,244)
   Decrease in restricted cash...................           183,589           242,556               603
   Repayments of capital lease obligations.......          (115,558)          (37,400)              (93)
                                                         ----------        ----------        ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES........         1,716,336        43,659,410           108,575
                                                         ----------        ----------        ----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH..........         2,592,374         3,459,650             8,604
(Decrease) Increase in cash......................        (5,169,979)       36,891,830            91,745
CASH AT BEGINNING OF YEAR........................        31,772,162         8,426,343            20,955
                                                         ----------        ----------        ----------
CASH AT END OF PERIOD............................        26,602,183        45,318,173           112,700
                                                         ==========        ==========        ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest........................         2,064,854         1,023,152             2,544
   Cash paid for income taxes....................           159,541           260,960               649

       Exchange rate for the convenience translation of the June 30, 2001 balances is GRD 402.112 to $ 1.00

The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The consolidated financial statements and related notes at June 30, 2001 and for the six months ended June 30, 2000 and 2001 are unaudited and prepared in conformity with the accounting principles applied in the Company's 2000 Annual Report on Form 20-F for the year ended December 31, 2000. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the full year or any other interim period.

         ACQUISITIONS OF UNRELATED BUSINESSES

(i)      YEAR 2000
         ---------

         On February 7, 2000 Antenna TV acquired the 49% interest in Audiotex from Legion International S.A., a Lagardere Group company, that it did not already own for total consideration of GRD 55,045 and an increase in the royalty fee to Legion International S.A. from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. The term of the amended royalty agreement is from January 1, 2000 to January 1, 2010. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 122,325 has been allocated to goodwill as at June 30,2001. The incremental increase in the royalty payment of 4.5% represents the additional consideration payable for the acquired interest and will be recorded as additional element of the cost of the acquired entity, that is goodwill, and will be amortized over 10 years. The additional elements of cost are recorded when the contingency is resolved and the consideration is issuable.

         On March 2, 2000, the Company entered into an agreement with MEAGA SA. a Greek company which is listed on the Athens Stock Exchange, to acquire approximately 70% of MEAGA, subject to the completion of due diligence by Antenna and receipt of regulatory approvals and consents. In connection with this transaction, MEAGA will sell its existing businesses to third party purchasers and the proceeds will be applied to repay all outstanding indebtedness of MEAGA. As a result, just prior to the acquisition, MEAGA will have no assets or liabilities. In exchange for its interest in MEAGA, Antenna will transfer 51% stakes in four of its subsidiaries, Antenna Radio, Antenna Spoudastiki, Audiotex and Daphne, to MEAGA. Following the completion of the acquisition, the assets and liabilities of MEAGA will be comprised of the historical book values of the businesses contributed by Antenna. The consolidated financial statements of Antenna TV will reflect a charge to recognize the cost of the disposition of the interest transferred to the minority shareholders and a corresponding recognition of a minority interest in the consolidated balance sheet. The transaction has not yet materialized.

         In August 2000 Antenna TV became a 40% shareholder in a newly established company, Antenna Optima S.A whereby GRD 8 million was contributed as an initial investment. The investment is accounted for by the equity method as Antenna TV does not own a controlling interest.

         On August 4, 2000 the Company acquired interests in three Bulgarian media companies for total consideration including related expenses of GRD 1 368 million. The acquisition includes a 100% interest in Nova Television AD, a 100% interest in Multimex I.D. AD and a 92% interest in Radio Express. In November 2000 the 7% minority interest in Radio Express was purchased for GRD 11,988. This

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)

acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair values and the results of their operations included from the dates of acquisition. Based on estimates of fair value GRD 1,335 million has been allocated to goodwill.

         On October 9, 2000 the Company acquired a 100% interest in Part Time S.A. (now Part Time Simvouleftiki S.A.) for cash consideration of GRD 883.4 million. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 644.6 million has been allocated to land and GRD
53.3 million to goodwill.

         On a pro forma basis, reflecting the acquisitions of the three Bulgarian media companies and Part Time S.A. as if had taken place at the beginning of the year and after giving effect to the adjustments recording the acquisitions, unaudited net revenues, net earnings and basic and diluted earnings per share would have been GRD 56,030 million, GRD 7,112 million and GRD 358.3, respectively. These pro forma results are not indicative of either future performance or actual results which would have occurred has these acquisitions taken place at the beginning of the respective period.

(ii)     YEAR 2001
         ---------

         In January, 2001 the Company acquired a 51% interest in Blues Hall EPE. for cash consideration of GRD 6.1 million. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 313.6 million has been recorded allocated to goodwill.

         In May 2001 the Company commenced its Internet activities/ services and became a 99.99 % shareholder in newly established company, Antenna Internet A.E.

         PRINCIPLES OF CONSOLIDATION

         The condensed consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

         DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 (the "Senior Notes"), issued on August 12, 1997, were capitalized and are being amortized over the term of the Senior Notes. Amortization for the six months ended June 30, 2000 and 2001 totalled GRD 113 million and GRD 109 million respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the six months ended June 30, 2000 and 2001. The expenses incurred in the connection with the issuance and distribution of the Company's 9 3/4 %. Senior Notes due 2008 (the "Notes"), issued on June 18, 2001 were capitalized and are being amortized over the term of the Notes.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         PROGRAMMING COSTS

         During the first quarter of 2001 the Company adopted the AICPA Statement of Position 00-2 "Accounting by Producers or Distributors of Films". SOP 00-2 established new accounting SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. The Company for the six months ended June 30, 2001 recorded a one-time charge for the initial adoption of the standard. The charge, amounting to GRD 196,969, net of tax, represents a cumulative effect of a change in accounting principle.

         BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         In July 2001, the FASB issued Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Statement 141 is effective immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling-of-interests method and Statement 142 is effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

         Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

         In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings. The Company has not yet determined the impact that these statements will have on the consolidated financial statements.

         TRANSLATIONS OF DRACHMAE INTO U.S. DOLLARS

         The financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on June 30, 2001, which was GRD
402.112 to $1.00. The convenience translations should not be construed as representations that the drachmae amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favourable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                                                                             UNAUDITED
                                                                   DECEMBER 31, 2000       JUNE 30, 2001
                                                                   -----------------       -------------
Accounts receivables
   Current:
      Antenna Satellite TV (USA) Inc........................          2,228,016            2,508,954
      Echos and Rythmos EPE.................................             49,600               88,682
      Epikinonia EPE........................................             86,418              108,973
      Antenna Satellite Radio...............................             99,632              119,939
      Antenna TV Ltd (Cyprus)...............................          1,252,148            1,127,359
      Makedonia TV S.A......................................            485,043            1,013,530
                                                                      ---------            ---------
                                                                      4,200,857            4,967,437
                                                                      =========            =========
   Long-term:
      Antenna Satellite TV (USA) Inc........................          3,573,606            4,008,356
                                                                      =========            =========
Advances
   Current:
      Joint Venture Ant-1 FM................................                  -               10,511
      Catalogue Auctions Hellas S.A.........................            167,029              167,142
      Echos and Rythmos EPE.................................            168,165              319,038
                                                                      ---------            ---------
                                                                        335,194              496,691
                                                                      =========            =========

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                                             UNAUDITED
                                                                   DECEMBER 31, 2000       JUNE 30, 2001
                                                                   -----------------       -------------
   Long-term:
      Antenna TV Ltd. (Cyprus)..............................            120,979              120,979
      Epikinonia Ltd........................................             34,158               34,158
      JVFM - Epikinonia.....................................             46,120               56,120
                                                                      ---------            ---------
                                                                        201,257              211,257
                                                                      =========            =========
Accounts payable
   Current:
      Makedonia TV S.A......................................                  -                  903
      Echos and Rythmos EPE.................................                  -                  608
                                                                      ---------            ---------
                                                                              -                1,511
                                                                      =========            =========
   Long-term:
      Payable to minority shareholders of Daphne............            185,000              135,000
                                                                      =========            =========

                                                                   UNAUDITED REVENUE FROM RELATED PARTIES
                                                                   --------------------------------------
                                                                    SIX MONTHS ENDED     SIX MONTHS ENDED
                                                                     JUNE 30, 2000         JUNE 30, 2001
                                                                     -------------         -------------
Epikinonia Ltd. (Production facilities and technical and
     administrative services)...............................             274,000               99,172
Antenna Satellite TV (USA) Inc. (Licence fees)..............             147,305              213,269
Antenna Satellite Radio.....................................              18,234               17,210
Antenna TV Ltd. (Cyprus) (Royalties)........................             249,438              196,892
Echos and Rythmos EPE.......................................                   -                5,963
Makedonia TV S.A............................................                   -               35,988
                                                                       ---------            ---------
                                                                         688,977              568,494

Audiotex (related party commission income)..................              47,875                    -
                                                                       ---------            ---------
                                                                         736,852              568,494
                                                                       =========            =========

3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                                                             UNAUDITED
                                                                   DECEMBER 31, 2000       JUNE 30, 2001
                                                                   -----------------       -------------
Produced programming........................................          17,721,486           20,955,623
Purchased sports............................................           1,628,611            1,806,554
Licensed program rights.....................................           2,752,877            2,287,963
Prepaid licence program rights..............................           1,363,259            1,075,561
Prepaid produced programs and sports........................           3,242,054            1,828,799
                                                                      ----------           ----------
                                                                      26,708,287           27,954,500
                                                                      ==========           ==========

         Programming costs which are expected to be amortized within one year amount to GRD 16,238,222 and GRD 16,995,900 as at December 31, 2000 and June 30 2001, respectively.

         In February 2001 the Company entered into an agreement with ENDEMOL ENTERTAINMENT INTERNATIONAL BV, to acquire the licence and production rights of an entertainment program "Big Brother". The total licence fee amounts to EURO 5,822 and the rights commences (the program is available for its first showing) on September 2001. As of June 30, 2001, the Company does not fulfil all the conditions of SFAS 63 and has not recorded the respective asset and liability.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


4.       INTANGIBLES

                                                                                             UNAUDITED
                                                                   DECEMBER 31, 2000       JUNE 30, 2001
                                                                   -----------------       -------------
Goodwill....................................................            2,280,698            2,632,207
Magazine rights.............................................              200,000              200,000
                                                                        ---------            ---------
                                                                        2,480,698            2,832,207
Accumulated amortization....................................             (187,535)            (400,653)
                                                                        ---------            ---------
                                                                        2,293,163            2,431,554
                                                                        =========            =========

5.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                                                            UNAUDITED
                                                                   DECEMBER 31, 2000      JUNE 30, 2001
                                                                   -----------------      -------------
Advance for the right to acquire an interest in Macedonia TV ........  3,000,000            3,000,000
Guarantee deposits...................................................    107,763              129,531
                                                                       ---------            ---------
                                                                       3,107,763            3,129,531
                                                                       =========            =========

         On February 24, 2000 the Company advanced GRD 3 billion in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

6.       INVESTMENTS

                                                                                            UNAUDITED
                                                                  DECEMBER 31, 2000       JUNE 30, 2001
                                                                  -----------------       -------------
Equity method investments..................................                7,610                7,610
                                                                      ==========           ==========
Available-for-sale equity securities:
         Cost..............................................           15,542,731           15,542,731
         Allowance for unrealized loss on securities.......          (11,428,991)         (11,158,630)
                                                                      ----------           ----------
                                                                       4,113,740            4,384,101
                                                                      ==========           ==========

         During 2000, the Company acquired a 14.49% interest in Athenian Capital Holdings S.A. in various open market transactions for an aggregate purchase price of GRD 15,542,731. Approximately 15% of Athenian Capital Holdings S.A. is collectively owned by the principal shareholders of the Company. The Chairman, the Chief Executive Officer, the Chief Financial Officer and four other senior executives who are all directors of Antenna TV, represent seven out of eleven board members of Athenian Capital Holdings S.A.

         On February 7, 2000 Antenna TV acquired the 49% interest in Audiotex that it did not already own from Legion International S.A. (refer to Note 1 Acquisition of unrelated businesses). Furthermore on September 6, 2000 Antenna TV acquired the 40% interest in the newly established company named Antenna Optima S.A.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


7.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2000 and June 30, 2001 are summarized below (the tax rate in effect at December 31, 2000 and June 30, 2001 was 40% and 37.5% respectively):

                                                                                            UNAUDITED
                                                                  DECEMBER 31, 2000       JUNE 30, 2001
                                                                  -----------------       -------------
Deferred tax liabilities:
     Intangible and tangible assets.......................              169,600               145,875
     Programming costs....................................            5,346,841             5,553,227
     Reserves.............................................              685,707               685,707
     Reserves taxed in a special way......................              437,774               437,774
     Deferred charges.....................................              307,596               201,328
     Leased assets........................................              429,423               360,664
     Customer advances and accounts payable...............              497,334             1,007,858
     Other................................................              141,492               174,962
                                                                      ---------             ---------
Gross deferred tax liabilities............................            8,015,767             8,567,395
                                                                      ---------             ---------
Deferred tax assets:
     Property and equipment...............................              134,859                29,115
     Start up costs.......................................              853,758             1,037,020
     Long term liability..................................               17,600                16,500
     Long term lease liability............................              115,090                85,728
     Short-term lease liability...........................               97,056                98,315
     Long-term receivables................................              387,810               363,572
     Deferred revenue.....................................                2,200                   750
     Accounts receivable..................................              577,122               248,909
     Employee retirement benefits.........................              216,417               154,800
     Other assets.........................................            1,097,790             1,616,770
     Marketable equity securities.........................            4,571,596             4,184,486
     Accrued expenses and other provisions                              520,728               145,556
     Net operating losses.................................               57,629               309,909
                                                                      ---------             ---------
Gross deferred tax assets.................................            8,649,655             8,291,430
                                                                      ---------             ---------
Less Valuation allowance..................................                    -              (258,725)
                                                                      ---------             ---------
Net deferred tax assets (liability).......................              633,888              (534,690)
                                                                      =========             =========

         A valuation allowance as of June 30, 2001 had been provided on deferred tax assets which are not expected to fully reverse before its expiration and primarily relate to the Company's internet activities.

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                                       UNAUDITED JUNE 30,
                                                                 DECEMBER 31, 2000            2001
                                                                 -----------------            ----
Net current deferred tax liability.......................             (839,761)            (1,944,229)
                                                                     =========              =========
Net current deferred tax asset...........................                    -                550,049
                                                                     =========              =========
Non-current deferred tax asset...........................            1,473,649                859,490
                                                                     =========              =========

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                 UNAUDITED THREE MONTHS ENDED             UNAUDITED SIX MONTHS ENDED
                                 ----------------------------             --------------------------
                               JUNE 30, 2000       JUNE 30, 2001       JUNE 30, 2000       JUNE 30, 2001
                               -------------       -------------       -------------       -------------
Current...............           132,285                   -             177,266              38,688
Deferred income taxes.         1,915,880           1,399,809           2,374,890             899,650
                               ---------           ---------           ---------             -------
Provision for income
     taxes............         2,048,165           1,399,809           2,552,156             938,338
                               =========           =========           =========             =======


         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 40% and 37.5% in 2000 and 2001 respectively, to pre-tax income is summarized as follows:

                                       UNAUDITED THREE MONTHS ENDED         UNAUDITED SIX MONTHS ENDED
                                       ----------------------------         --------------------------
                                     JUNE 30, 2000     JUNE 30, 2001     JUNE 30, 2000     JUNE 30, 2001
                                     -------------     -------------     -------------     -------------
Tax provision at statutory
     rate....................         1,973,046         1,084,577         2,474,626            810,210
Effect of change in tax rate.                 -                 -                 -           (246,147)
Goodwill amortization........             4,958            41,531             9,408             74,295
Interest income..............           (63,795)                -          (113,427)           (28,969)
Disallowed prior period
     expenses................           108,958                 -           137,453             38,688
Loss not subject to income
     tax.....................            24,998            14,976            44,096             31,536
Valuation allowance..........                 -           258,725                 -            258,725
                                      ---------         ---------         ---------            -------
                                      2,048,165         1,399,809         2,552,156            938,338
                                      =========         =========         =========            =======

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e. invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 1992. Management believes that the amounts accrued will be sufficient to meet its tax obligations.

         The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

         During the six months ended June 30, 2001 the deferred tax assets and liabilities were remeasured and the total effect of the change in the tax rate was a charge of GRD 39,617, of which GRD 285,724 was recorded as a charge in comprehensive income in the statement of shareholders' equity and GRD 246,147 was recorded as a tax benefit in the consolidated statements of operation.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


8.       SENIOR NOTES

                                                                                             UNAUDITED
                                                                   DECEMBER 31, 2000       JUNE 30, 2001
                                                                   -----------------       -------------
Senior notes due 2007 issued on August 12, 1997. Interest
on the notes is paid semi-annually in February and August,
commencing February 1, 1998, at a rate of 9% per annum.
The senior notes are redeemable, in whole or in part, at the
option of the company at any time on or after August 1, 2002 ......    32,633,513           34,696,233
                                                                       ----------           ----------

Senior notes of EURO 150 million due on July 1, 2008 issued
on June 18, 2001. Interest on the Senior notes is paid semi-
annually in July and January, commencing July 1, 2001 at a rate of 9,75% per annum. The Senior Notes are redeemable, in
hole or in part, at the option of the company at any time on or
after 2005 ........................................................             -           51,112,500
                                                                       ----------           ----------
                                                                       32,633,513           85,808,733
                                                                       ==========           ==========

         Interest expense relating to the Senior Notes for the six months ended June 30, 2000 and 2001 totalled GRD 1,793 million and GRD 1,536 million, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 22, 2001 the Company repurchased GRD 1,458 million ($4.0 million) of the Senior Notes, due 2007, with accrued interest of GRD 19,265 ($0.05 million) to the date of repurchase.

         The early extinguishment of the Senior Notes due in 2007 resulted in the following:

                                                          UNAUDITED SIX MONTHS      UNAUDITED SIX MONTHS
                                                                  ENDED              ENDED JUNE 30, 2001
                                                              JUNE 30, 2000
                                                              -------------
Discount on prepayment of Senior Notes............                 -                    51,268
Write-off of related unamortized debt issuance                     -                   (49,153)
     costs........................................
                                                              ------                    ------
Income............................................                 -                     2,115
                                                              ======                    ======

         The gain for the six months ended June 30, 2001 has been recorded as an extraordinary item, net of tax of GRD 792.

         The indebtedness evidenced by the Senior Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture with respect to the Senior Notes contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


9.       LONG-TERM DEBT

                                                                                          UNAUDITED
                                                            DECEMBER 31, 2000           JUNE 30, 2001
                                                            -----------------           -------------
Loan of GRD 333,333, due in annual installments...
of GRD 166,666, bearing interest at variable rates
(6,5% for the six months ended June 30, 2001)
and due in 2003. Guarantee by the Company.........                       -                   333,333

Loan of CHF 183, due in annual installments of GRD 6,960
     bearing interest at variable rates (8,94% for the six
     months ended June 30, 2001) and due in 2010. Secured
     by the building of the Company's subsidiary Blues
     Hall EPE.....................................                       -                    36,891
                                                                   -------                   -------
                                                                                             370,224
Less: current portion.............................                       -                  (173,626)
                                                                   -------                   -------
                                                                         -                   196,598
                                                                   =======                   =======

         Interest expenses for the six months ended June 30, 2001 amounted to GRD 25,377. There was no interest expense for the six months ended June 30, 2000 as there was no long term borrowings.

10.      FOREIGN EXCHANGE (LOSSES) GAINS

         Foreign exchange (losses) gains included in the consolidated statements of operations are analyzed as follows:

                                                         UNAUDITED THREE MONTHS     UNAUDITED SIX MONTHS
                                                             ENDED JUNE, 30            ENDED JUNE, 30
                                                             --------------            --------------
                                                            2000         2001         2000         2001
                                                            ----         ----         ----         ----
Unrealized foreign exchange gain (loss) on Senior
     Notes (US$)..................................        (161,052)  (1,269,190)  (2,592,374)  (3,527,504)
Unrealized foreign exchange gain on cash,
     receivables and payables denominated in
     foreign currencies (US$) and realized
     (losses) gains on transactions...............         (50,976)     (57,707)     971,677      458,705
                                                         ---------    ---------    ---------    ---------
                                                          (212,028)  (1,326,897)  (1,620,697)  (3,068,799)
                                                         =========    =========    =========    =========

11.      OTHER INCOME (EXPENSE)

                                                         UNAUDITED THREE MONTHS     UNAUDITED SIX MONTHS
                                                             ENDED JUNE, 30            ENDED JUNE, 30
                                                             --------------            --------------
                                                            2000         2001         2000         2001
                                                            ----         ----         ----         ----
Start- up costs related to direct-to-home business        (373,350)           -     (373,350)           -
Other, net........................................         (35,108)      27,929      (42,346)     (72,660)
                                                           -------      -------      -------      -------
                                                          (408,458)      27,929     (415,696)     (72,660)
                                                           =======      =======      =======      =======

12.      SEGMENT INFORMATION

         The Company's reportable segments are Television, Radio, Pay Television, Journalism Magazines and Internet Services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segments are those assets that are used in the operation of that business. Sales are attributed to countries based on selling location.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         Six months ended June 30, 2000:

                                               UNAUDITED SIX MONTHS ENDED JUNE 30, 2000
                            ----------------------------------------------------------------------------------
                                                      PAY                            INTERSEGMENT  TOTAL
                            TELEVISION   RADIO    TELEVISION  PUBLICATIONS  OTHER    ELIMINATION  CONSOLIDATED
                            ----------   -----    ----------  ------------  -----    -----------  ------------
 Advertising revenue.....   19,767,205  1,094,330          -     893,377          -           -   21,754,912
 Related party sales.....    1,048,525     22,816          -       6,250          -    (388,613)     688,978
 Publication revenue.....            -          -          -   3,711,627          -           -    3,711,627
 Other revenue...........      151,557     19,888     67,065     591,443    545,738           -    1,375,691
                           -----------  ---------    -------  ----------    -------  ----------   ----------
 Total revenues..........   20,967,287  1,137,034     67,065   5,202,697    545,738    (388,613)  27,531,208
 Depreciation and
   amortisation..........      331,294     23,181     17,941     199,031     13,145      23,520      608,112
 Amortisation of
   programming costs.....    6,717,834          -          -           -          -           -    6,717,834
                           -----------  ---------    -------  ----------    -------  ----------   ----------
 Operating income........    8,432,368    371,475     22,057     317,630     (4,235)    (48,498)   9,090,797
 Equity in net income in
   unconsolidated
   affiliate.............        2,677          -          -           -          -           -        2,677
 Related party
   commission income.....                       -          -           -          -      47,785       47,785
 Interest expense, net...     (611,154)   (41,660)    (3,062)   (311,526)        89      43,713     (923,600)
 Foreign exchange
   losses, net...........   (1,463,333)   (28,647)  (129,235)        518          -           -   (1,620,697)
 Other income,
   (expense), net........     (390,216)       140          -     (25,607)       (13)          -     (415,696)
                           -----------  ---------    -------  ----------    -------  ----------   ----------
 Minority interest in
   profit of
   unconsolidated
   subsidiary, net.......            -          -                                         5,209        5,209
 Income (loss) before tax    6,018,217    301,308   (110,240)    (13,776)    (4,159)     (4,785)   6,186,565
 Net income (loss).......    3,579,246    179,278   (110,240)    (10,631)    (6,345)      3,101    3,634,409
                           -----------  ---------    -------  ----------    -------  ----------   ----------
 Segment assets
 Total assets at June
   30, 2000..............  100,043,031  2,244,997    419,472  10,311,800    647,329 (14,615,304)  99,051,325
                           ===========  =========    =======  ==========    =======  ==========   ==========

         Six months ended June 30, 2001:

                                              UNAUDITED THREE MONTHS ENDED JUNE 30, 2001
                       ----------------------------------------------------------------------------------------------
                                                  PAY                                     INTERSEGMENT    TOTAL
                       TELEVISION     RADIO    TELEVISION  PUBLICATIONS  INTERNET  OTHER  ELIMINATION  CONSOLIDATED
                       ----------     -----    ----------  ------------  --------  -----  -----------  ------------
Advertising revenue.    19,749,681  1,058,307         -  1,880,000         -          -         -    22,687,988
Related party sales.       927,357     26,513         -     20,316         -          -  (405,692)      568,494
Publication revenue.             -          -         -  3,878,850         -          -         -     3,878,850
Other revenue.......       255,420     5,000     76,277    736,050    94,758  1,237,753         -     2,405,258
                        ----------  ---------   -------  ---------  --------  ---------   -------    ----------
Total revenues          20,932,458  1,089,820    76,277  6,515,216    94,758  1,237,753  (405,692)   29,540,590
Depreciation and
     amortisation...       435,562     25,903    17,992    637,879    14,635     53,326   161,419     1,346,716
Amortization of
     programming
     costs..........     6,727,470         -          -         -          -         -          -     6,727,470
                        ----------  ---------   -------  ---------  --------  ---------   -------    ----------
Operating income....     7,346,357    309,786    31,323    403,264 (310,119)     11,033  (136,974)    7,654,670
Equity in net
     income in
     unconsolidated
     affiliate......             -          -         -          -                    -         -             -
Related party
     commission
     income.........             -          -         -          -                    -         -             -
Interest expense,
     net............   (2,007,635)    (9,450)     (806)  (303,641)     (164)    (1,516)         -    (2,323,212)
Foreign exchange
     losses, net....   (2,947,957)    (6,317) (114,613)         88         -          -         -    (3,068,799)
Other income,
     (expense), net.      (78,035)     16,855         -    (1,946)     (218)    (9,316)         -       (72,660)
                        ----------  ---------   -------  ---------  --------  ---------   -------    ----------

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (IN THOUSANDS OF DRACHMAE, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)

Minority interest
     in profit of
     unconsolidated
     subsidiary, net             -          -         -          -         -          -   (29,439)      (29,439)
Income (loss)
     before tax.....     2,312,730    297,789  (84,095)     97,766 (310,502)        200  (153,328)    2,160,560
Extraordinary gain
     on repurchase
     of Senior
     Notes (net of
     Income  taxes
     of GRD 792)....         1,323                                                                        1,323
Cumulative effect
     of a change in
     accounting
     principal (net
     of income
     taxes of GRD
     118.181).......      (196,969)                                                                    (196,969)
                        ----------  ---------   -------  ---------  --------  ---------   -------    ----------
Net Income (loss)
     Segment assets.     1,503,675    169,605  (84,095)   (86,048) (310,502)   (12,732)  (153,328)    1,026,575
Total assets at
     June 30, 2001..   141,923,220 2,203,513   331,945 15,961,050   358,232 1,738,593  (17,412,943) 145,103,610
                       =========== =========   ======= ==========  ======== =========   ==========  ===========

         GEOGRAPHIC AREAS

         Information about geographic areas is as follows:

                         UNAUDITED THREE MONTHS ENDED JUNE, 30       UNAUDITED SIX MONTHS ENDED JUNE, 30
                         -------------------------------------       -----------------------------------
                               2000                 2001                  2000                 2001
                               ----                 ----                  ----                 ----
Revenues:
Greece...........          15,722,247           16,779,559            27,049,166           28,449,462
United States....              84,071              140,403               165,539              230,479
Australia........              42,276               33,794                67,065               76,277
Cyprus...........             167,580              129,699               249,438              196,892
Bulgaria.........                   -              330,153                     -              587,480
                           ----------           ----------            ----------           ----------
                           16,016,174           17,413,608            27,531,208           29,540,590
                           ==========           ==========            ==========           ==========

Note:  Revenues are attributed to countries based on location of customer.

         LONG LIVED ASSETS ARE ANALYZED AS FOLLOWS

                                                                                             UNAUDITED
                                                                     DECEMBER 31,          JUNE 30, 2001
                                                                     ------------          -------------
Domestic...................................................           17,770,795            18,622,197
International..............................................              631,932             1,183,172
                                                                      ----------            ----------
Total......................................................           18,402,727            19,805,369
                                                                      ==========            ==========

13.      SUBSEQUENT EVENTS

         The MEAGA S.A agreement as discussed under Note 1, has been conditionally cancelled on February 21, 2001.

         The company became a 75% shareholder in a newly established company Heaven Music S.A., a music recording company

ITEM 2.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS QUARTERLY REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of television advertising time. Total television advertising revenue made up 66.8% of total net revenue in the six months ended June 30, 2001. In 1999, we began reporting revenue from publishing due to our acquisition in 1999 of our interest in Daphne Communications S.A. (or Daphne).

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (14.7% of total net revenue in 2000), and usually at its highest level during the fourth fiscal quarter (30.3% of total net revenue in 2000). Due in large part to the overall decrease in advertising expenditures in the Greek market and to a lesser extent to competitive conditions, our advertising revenue was down 9% in the first quarter of 2001 relative to the first quarter of 2000. However, our advertising revenue was up 1.2% in the second quarter of 2001 relative to the second quarter of 2000 and we continue to expect advertising revenue to grow, year-on-year, during the second half of 2001.

         In November 2000, Nova Bulgaria was awarded a 15-year nationwide license. Recently, however, as a result of an action of a third party against the Bulgarian government, an administrative court in Bulgaria declared this license void because the Bulgarian government did not follow certain procedures when the license was issued. We expect that either the Bulgarian government will reissue the license to Nova Television in compliance with appropriate procedures or that a new competition for this license will be undertaken and that Nova Television will participate in that competition. In the interim, Nova Television will continue to operate as a regional television station.

REVENUE

ADVERTISING

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers. Examples are:

MULTINATIONAL ADVERTISERS                     NATIONAL ADVERTISERS
o        Procter & Gamble                     o        The Hellenic Telecommunications Organization (OTE)
o        Unilever                             o        Stet Hellas, a Greek mobile telecommunications company
o        Estee Lauder (Group Sarantis)        o        Panafon/Vodafone, a Greek mobile telecommunications company
o        Coca-Cola Hellas                     o        Fage and Delta, Greek dairy companies
o        Colgate-Palmolive

         We currently use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         Regulatory changes effective January 1, 1996 had the effect of greatly reducing discounts and free airtime offered to advertisers, requiring advertisers to pay the full cost, and taxes based on such full cost, contained in the broadcaster's price list for a particular time slot, as filed with the Greek tax authorities. A joint directive of the Greek Ministry of Press and Mass Media and Ministry of Finance, for the purpose of clarifying the term "advertising" under Greek tax law, broadened the definition beyond spots aired in return for cash payments to cover all publicity aired. The directive also clarified a number of procedures relating to collection of taxes relating to advertising.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In the first six months of 2001, we sold approximately 98.5% of total available advertising time during prime time broadcasts and approximately 90.7% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV
(USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 12 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING AND OTHER REVENUE

         Since acquiring Daphne in October 1999, we have derived circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news. Since the acquisition of Daphne, cost of sales also includes publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We had followed SFAS 53 concerning the amortization of programming production and acquisition costs. Consequently, all direct and certain indirect production costs (other than those relating to news and similar programming) were capitalized as investment in programs. These costs were stated at the lower of unamortized cost or estimated net realizable value. Under SFAS 53, estimated total production costs for an individual program or series were amortized in the proportion that the revenue realized related to management's estimate of the total future revenue expected to be generated from such program or series based upon past experience. Estimates of future revenues were reviewed periodically in relation to historical revenue trends and the amortization of programming costs was adjusted accordingly. To the extent such estimates differ from the actual results, such amortization periods would be adjusted. Such adjustments could have had a material adverse effect on our financial condition and results of operations.

         SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as noncurrent assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation. For the quarter ended June 30, 2001, we recorded a one-time after tax charge for the initial adoption of the standard of GRD 197 million ($0.5 million). This charge has been recorded as a cumulative effect of a change in accounting principle.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from rebroadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

RESULTS OF OPERATIONS

         THREE MONTHS ENDED JUNE 30, 2001 (UNAUDITED)
         COMPARED TO THREE MONTHS ENDED JUNE 30, 2000 (UNAUDITED)

         REVENUES. Total net revenue increased GRD 1,398 million ($3.5 million), or 8.7%, from GRD 16,016 million ($39.8 million) in the three months ended June 30, 2000 to GRD 17,414 million ($43.3 million) in the three months ended June 30, 2001. This increase was attributable primarily to the increase of GRD 539 million ($1.3 million) in revenue from Daphne (representing publication and advertising revenue), and to a lesser extent, the addition of GRD 330 million ($0.8 million) of revenue from Nova Bulgaria, the addition of GRD 207 million ($0.5 million) of revenue from Audiotex (primarily representing telephone services revenue), the addition of GRD 184 million ($0.5 million) of revenue from Blues Hall (primarily representing ticket sales for concerts and theatrical performances) and an increase of GRD 161 million ($0.4 million) in revenue from Antenna TV's operations.

         Advertising revenue, which comprised 80.8% of total net revenues for the three months ended June 30, 2001, increased GRD 1,248 million ($ 3.1 million), or 9.7%, from GRD 12,830 million ($31.9 million) in the three months ended June 30, 2000 to GRD 14,078 million ($35 million) in the three months ended June 30, 2001. This increase principally reflected an increase of GRD 776 million ($1.9 million) of advertising revenue from Daphne, the addition of GRD 329 million ($0.8 million) of advertising revenue from Nova Bulgaria and an increase in Antenna TV advertising revenue of GRD 140 million ($0.3 million).

         Related party revenue decreased GRD 87 million ($0.2 million), or 23%, from GRD 377 million ($0.9 million) in the three months ended June 30, 2000 to GRD 290 million ($0.7 million) in the three months ended June 30, 2001 due to lower revenue from Epikoinonia and Antenna Cyprus.

         Publication revenue decreased GRD 264 million ($0.7 million), or 15.0%, from GRD 1,766 ($4.4 million) in the three months ended June 30, 2000 to GRD 1,502 million ($3.7 million) in the three months ended June 30, 2001, reflecting suspension of the publication of two magazine titles.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, revenue from the provision of technical services and infomercials, tuition fees and pay television fees increased GRD 500 million ($1.2 million), or 47.9%, from GRD 1,044 million ($2.6 million) in the three months ended June 30, 2000 to GRD 1,544 million ($3.8 million) in the three months ended June 30, 2001. This increase was principally the result of an increase of GRD 207 million ($0.5 million) of other revenue from Audiotex, the addition of GRD 186 million ($0.4 million) of other revenue from Blues Hall and an increase of GRD 108 million ($0.3 million) of other revenue from Antenna TV.

         COST OF SALES. Cost of sales increased GRD 1,176 million ($2.9 million), or 29.0%, from GRD 4,040 million ($10.0 million) in the three months ended June 30, 2000 to GRD 5,216 million ($12.9 million) in the three months ended June 30, 2001. This increase was attributable primarily to the addition of GRD 535 million ($1.3 million) of cost of sales from Nova Bulgaria, and, to a lesser extent, an increase of GRD 213 million ($0.5 million) of cost of sales from Daphne, the addition of GRD 188 million ($0.5 million) of cost of sales for Antenna Internet, and the addition GRD 172 million ($0.4 million) of cost of sales from Blues Hall. Antenna TV cost of sales, representing approximately 31.7% of total cost of sales for the three months ended June 30, 2001, increased GRD 49 million ($0.1 million), or 3%, in the three months ended June 30, 2001, reflecting an increase in cost of news and Greek features.

         SG&A. Selling, general and administrative expenses ("SG&A") increased GRD 307 million ($0.7 million), or 15.1%, from GRD 2,035 million ($5.1 million) in the three months ended June 30, 2000 to GRD 2,342 million ($5.8 million) in the three months ended June 30, 2001. This increase was attributable principally to the addition of SG&A of GRD 105 million ($0.2 million) from Antenna Internet and, to a lesser extent, an increase in SG&A of GRD 63 million ($0.2 million) from Daphne, the addition of SG&A of GRD 51 million ($0.1 million) from Nova Bulgaria and an increase of SG&A of GRD 40 million

($0.1 million) from Audiotex. Antenna TV SG&A expense increased 2.9% from GRD 1,334 million ($3.3 million) to GRD 1,373 million ($3.4 million).

         AMORTIZATION. Amortization of programming costs decreased GRD 128 million ($0.3 million), or 3.6%, from GRD 3,569 million ($8.9 million) in the three months ended June 30, 2000 to GRD 3,441 million ($8.6 million) in the three months ended June 30, 2001.

         DEPRECIATION. Depreciation increased GRD 506 million ($1.2 million) from GRD 228 million ($0.6 million) in the three months ended June 30, 2000 to GRD 734 million ($1.8 million) in the three months ended June 30, 2001. This increase was attributable primarily to an increase in depreciation of GRD 363 million ($0.9 million) from Daphne, and, to a lesser extent, the addition of GRD 82 million ($0.2 million) of depreciation from Nova Bulgaria, the addition of GRD 28 million ($0.1 million) of depreciation from Blues Hall and the addition of GRD 15 million ($0.04 million) of depreciation from Antenna Internet.

         OPERATING INCOME. Operating income decreased GRD 464 million ($1.2 million), or 7.6%, from GRD 6,145 million ($15.3 million) in the three months ended June 30, 2000 to 5,681 million ($14.1 million) in the three months ended June 30, 2001, principally reflecting an increase in cost of sales and SG&A expense during the period due to operating losses from Antenna Internet of GRD 308 million ($0.8 million) and operating losses from Nova Bulgaria of GRD 338 million ($0.8 million), partially offset by an increase in operating income primarily from Audiotex and Antenna TV.

         INTEREST EXPENSE. Interest expense, net increased GRD 885 million ($2.2 million), or 158.3%, from GRD 559 million ($1.4 million) in the three months ended June 30, 2000 to GRD 1,444 million ($3.6 million) in the three months ended June 30, 2001, reflecting a decrease in gross interest income during the period due to lower cash balances principally attributable to a decrease of GRD 444 million ($1.1 million) of gross interest income from Antenna TV, and an increase in interest expense of Antenna TV of GRD 424 million ($1.1 million) due to additional overdraft facilities obtained and the interest expense resulting from the new senior notes.

         FOREIGN EXCHANGE. Foreign exchange losses increased GRD 1,115 million ($2.8 million) from a loss of GRD 212 million ($0.5 million) to a loss of GRD 1,327 million ($3.3 million), primarily reflecting the appreciation of the U.S. dollar to the drachma, partially offset by lower U.S. dollar denominated debt as a result of the partial repurchase of certain of our U.S. dollar denominated senior notes.

         OTHER INCOME, NET. Other income, net increased GRD 436 million ($1.1 million) from an expense of GRD 409 million ($1.0 million) in the three months ended June 30, 2000 to income of GRD 28 million ($0.07 million) in the three months ended June 30, 2001. The increase was attributable principally to direct-to-home television expenses incurred in 2000.

         PROVISION FOR INCOME TAXES. Provision for income taxes decreased GRD 648 million ($1.6 million) from GRD 2,048 million ($5.1 million) in the three months ended June 30, 2000 to GRD 1,400 million ($3.5 million) in the three months ended June 30, 2001, principally as a result of a decrease in pre-tax profits offset by a valuation allowance of GRD 259 million ($0.6 million) taken on deferred tax assets, resulting from the tax losses of Antenna Internet and Nova Bulgaria which are not expected to reverse before expiration.

         NET INCOME. Net income decreased GRD 1,392 million ($3.5 million) from GRD 2,884 million ($7.2 million) in the three months ended June 30, 2000 to GRD 1,492 million ($3.7 million) in the three months ended June 30, 2001. The decrease was principally attributable to a decrease in operating income, an increase in interest expenses, net, and an increase in foreign exchange losses, offset by a decrease in other expense and a decrease in provision for income taxes.

         SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED)
         COMPARED TO SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED)

         REVENUES. Total net revenue increased GRD 2,010 million ($5.0 million), or 7.3%, from GRD 27,531 million ($68.5 million) in the six months ended June 30, 2000 to GRD 29,541 million ($73.5 million) in the six months ended June 30, 2001. This increase was attributable primarily to an increase of GRD 1,299 million ($3.2 million) of revenue from Daphne, and to a lesser extent, the addition of GRD 587 million ($1.5 million) of revenue from Nova Bulgaria, the addition of GRD 419 million ($1.0 million) of revenue from Audiotex and the addition of GRD 285 million ($0.7 million) of revenue from Blues Hall, partially offset by a decrease of GRD 530 million ($1.3 million) in revenue from Antenna TV's operations.

         Advertising revenue, which comprised 76.8% of total net revenues for the six months ended June 30, 2001, increased GRD 933 million ($2.3 million), or 4.3%, from GRD 21,755 million ($54.1 million) in the six months ended June 30, 2000 to GRD 22,688 million ($56.4 million) in the six months ended June 30, 2001. This increase principally reflected an increase of GRD 987 million ($2.4 million) of advertising revenue from Daphne and the addition of GRD 585 million ($1.5 million) of advertising revenue from Nova Bulgaria, partially offset by a decrease in Antenna TV advertising revenue of GRD 603 million ($1.5 million).

         Related party revenue decreased GRD 121 million ($0.3 million), or 17.5%, from GRD 689 million ($1.7 million) in the six months ended June 30, 2000 to GRD 568 million ($1.4 million) in the six months ended June 30, 2001, principally reflecting the decrease in fees paid by Epikoinonia and royalty fees from Antenna Cyprus.

         Publication revenue increased GRD 167 million ($0.4 million), or 4.5%, from GRD 3,712 ($9.2 million) in the six months ended June 30, 2000 to GRD 3,879 million ($9.6 million) in the six months ended June 30, 2001, reflecting an increase in publication income from Daphne.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, revenue from the provision of technical services and infomercials, tuition fees and pay television fees, increased GRD 1,029 million ($2.6 million), or 74.8%, from GRD 1,376 million ($3.4 million) in the six months ended June 30, 2000 to GRD 2,405 million ($6.0 million) in the six months ended June 30, 2001. This increase was principally the result of an increase of GRD 419 million ($1.0 million) of other revenue from Audiotex, which was accounted for using the equity method prior to February 7, 2000, the addition of GRD 285 million ($0.7 million) of other revenue from Blues Hall, an increase of GRD 197 million ($0.5 million) of other revenue from Antenna TV and an increase of GRD 145 million ($0.4 million) of other revenue from Daphne.

         COST OF SALES. Cost of sales increased GRD 2,111 million ($5.2 million), or 28%, from GRD 7,556 million ($18.8 million) in the six months ended June 30, 2000 to GRD 9,667 million ($24 million) in the six months ended June 30, 2001. This increase was attributable primarily to the addition of GRD 775 million ($1.9 million) of cost of sales from Nova Bulgaria, an increase of GRD 741 million ($1.8 million) of cost of sales from Daphne, the addition of GRD 261 million ($0.6 million) of cost of sales from Blues Hall, and the addition GRD 188 million ($0.5 million) of cost of sales from Antenna Internet. Antenna TV cost of sales, representing approximately 32.2% of total cost of sales for the six months ended June 30, 2001, increased GRD 83 million ($0.2 million), or 2.7%, in the six months ended June 30, 2001, reflecting an increase in cost of news and Greek features.

         SG&A. Selling, general and administrative expenses increased GRD 587 million ($1.5 million), or 16.5%, from GRD 3,558 million ($8.8 million) in the six months ended June 30, 2000 to GRD 4,145 million ($10.3 million) in the six months ended June 30, 2001. This increase was attributable principally to the addition of SG&A of GRD 145 million ($0.4 million) from Nova Bulgaria, an increase in SG&A of GRD 122 million ($0.3 million) from Daphne, the addition of SG&A of GRD 105 million ($0.3 million) from Antenna Internet and an increase of SG&A of GRD 76 million ($0.2 million) from Antenna TV.

         AMORTIZATION. Amortization of programming costs increased GRD 10 million ($24,869) from GRD 6,718 million ($16.7 million) in the six months ended June 30, 2000 to GRD 6,727 million ($16.7 million) in the six months ended June 30, 2001.

         DEPRECIATION. Depreciation increased GRD 739 million ($1.8 million) from GRD 608 million ($1.5 million) in the six months ended June 30, 2000 to GRD 1,347 million ($3.3 million) in the six months ended June 30, 2001. Of the increase in depreciation, GRD 439 million ($1.1 million) was attributable to the increase in depreciation from Daphne, the addition of GRD 33 million ($0.1 million) of depreciation from Blues Hall, the addition of GRD 172 million ($0.4 million) of depreciation from Nova Bulgaria and the addition of GRD 15 million ($0.04 million) of depreciation from Antenna Internet.

         OPERATING INCOME. Operating income decreased GRD 1,436 million ($3.6 million), or 15.8%, from GRD 9,091 million ($22.6 million) in the six months ended June 30, 2001 to 7,655 million ($19.0 million) in the six months ended June 30, 2000, principally reflecting an increase in cost of sales and SG&A expense during the period, partially offset by an increase in net revenues.

         INTEREST EXPENSE. Interest expense, net increased GRD 1,399 million ($3.5 million), or 151%, from GRD 924 million ($2.3 million) in the six months ended June 30, 2000 to GRD 2,323 million ($5.8 million) in the six months ended June 30, 2001, reflecting an decrease in interest income of GRD 1,133 million ($2.8 million) due to lower cash balances and an increase in interest expense of Antenna TV of GRD 275 million ($0.7 million) resulting from our 9 3/4% senior notes due 2008.

         FOREIGN EXCHANGE. Foreign exchange losses increased GRD 1,448 million ($3.6 million) from GRD 1,621 million ($4.0 million) to GRD 3,069 million ($7.6 million), primarily reflecting the appreciation of the U.S. dollar to the drachma, partially offset by lower U.S. dollar denominated debt as a result of the partial repurchase of certain of our U.S. dollar denominated senior notes.

         OTHER EXPENSE, NET. Other expense, net decreased GRD 343 million ($0.9 million), or 82.5%, from a loss of GRD 416 million ($1.0 million) in the six months ended June 30, 2000 to a loss of GRD 73 million ($0.2 million) in the six months ended June 30, 2001 due to the start up activities in 2000 associated with the company's investment in the direct-to-home television broadcast business.

         PROVISION FOR INCOME TAXES. Provision for income taxes decreased GRD 1,614 million ($4.0 million) from GRD 2,552 million ($6.3 million) in the six months ended June 30, 2000 to GRD 938 million ($2.3 million) in the six months ended June 30, 2001, principally as a result of a decrease in pre-tax profits and the reduction in the Greek corporate tax rate from 40% to 37.5% which resulted in a tax benefit of GRD 246 million ($0.6 million) offset by a valuation allowance of GRD 259 million ($0.6 million) principally taken on deferred tax assets, resulting from the tax losses of Antenna Internet and Nova Bulgaria which are not expected to reverse before expiration.

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. As a result of the adoption of SOP 00-2, a one-time after tax charge of GRD 197 million ($0.5 million) representing a change in accounting policy was recorded.

         NET INCOME. Net income decreased GRD 2,607 million ($6.5 million) from GRD 3,634 million ($9.0 million) in the six months ended June 30, 2000 to net income of GRD 1,027 million ($2.5 million) in the six months ended June 30, 2001. The decrease was principally attributable to a decrease in Antenna TV operating income, loss of Nova Bulgaria, loss of Antenna Internet, increase in the foreign exchange losses, interest expense, net and a one-time after tax charge resulting from the adoption of SOP 00-2, partially offset by the decrease in other expense and decrease in provision for taxes.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations.

         As of June 30, 2001, we had approximately GRD 86,748 million ($215.7 million) of total long-term debt which consists principally of our new and existing notes, long-term obligations under capital leases and GRD 37 million ($0.1 million) of long-term debt (including the current portion thereof) which was assumed as part of the acquisition of Blues Hall EPE. In addition, short-term borrowing of Daphne amounting to GRD 333 million ($0.8 million) was converted to long-term debt.

         As of June 30, 2001, we had approximately GRD 8,374 million ($20.8 million) of bank overdrafts and short-term borrowings. Bank overdrafts and short-term borrowings also included GRD 728 million ($1.8 million) of debt under a bridge facility assumed as part of the acquisition of Antenna Radio, and GRD 5,619 million ($14 million) of debt of Daphne, both of which are due in March 2002. We have unused bank lines at June 30, 2001 of GRD 11,856 million ($29.5 million), of which Antenna TV has unused bank lines at June 30, 2001 of GRD 7,500 million ($18.6 million).

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled GRD 7,575 million ($18.8 million) in the six months ended June 30, 2000 and GRD 8,289 million ($20.6 million) in the six months ended June 30, 2001. The increase in programming costs is attributable principally to the production cost associated with the greater number of programs we produced.

         On June 18, 2001, we issued Euro 150,000,000 principal amount of our 9 3/4% senior notes due 2008. The proceeds of this offering, together with available cash totaling GRD 45,318 million ($112.7 million) at June 30, 2001, has been or will be used:

         o        to repay certain of our indebtedness;

         o        to fund a portion of our capital expenditure program; and

         o        for general corporate purposes.

         With respect to our indebtedness, we have:

         o repaid GRD 8,572 million ($21.3 million) under a bridge facility which had a blended interest rate of 6.1% for the period ended March 31, 2001 and was due May 21, 2001;

         o repaid GRD 1,000 million ($2.5 million) under a short term bank facility; and we intend to

         o repurchase from time to time certain of our U.S. dollar denominated senior notes based on market conditions and available terms; and

         With respect to our capital expenditure program, we have or intend to fund:

         o the construction of new offices and production facilities and our investments in digital production, news gathering and transmission equipment;

         o the development of thematic channels for digital satellite television;

         o        our investment in a digital satellite television platform;

         o        our further expansion in the Balkan countries;

         o        the development and implementation of our Internet strategy;
                  and

         o        the distribution of programming in Europe and South Africa.

         Factors beyond our control may cause our anticipated cash flow needs and the application of available cash to vary. See "Forward-Looking Statements."

         OPERATING ACTIVITIES. Net cash used in operating activities was GRD 5,246 million ($13.1 million) in the six months ended June 30, 2000 compared to GRD 8,969 million ($22.3 million) in the six months ended June 30, 2001. This principally reflected an increase in programming cost of GRD 714 million ($1.8 million) and reduction of net income of GRD 2,607 million ($6.5 million).

         INVESTING ACTIVITIES. Net cash used in investing activities was GRD 4,233 million ($10.5 million) in the six months ended June 30, 2000, reflecting the cost of the right to acquire a controlling interest in Macedonia TV and purchases of fixed assets such as technical and office equipment, and GRD 1,259 million ($3.1 million) in the six months ended June 30, 2001, reflecting the purchase of fixed assets (digital network, trucks and computer equipment) and the acquisition of an interest in Blues Hall.

         FINANCING ACTIVITIES. Net cash provided by financing activities was GRD 1,716 million ($4.3 million) in the six months ended June 30, 2000 compared to GRD 43,659 million ($108.6 million) in the six months ended June 30, 2001. The increase in funds from financing activities principally reflected the issuance of Euro 150,000,000 of our 9 3/4 Senior Notes due 2008, and, to a lesser extent, an increase in bank overdrafts and short term borrowings, partially offset by the partial repurchase of certain of our U.S. dollar denominated senior notes.

         DISTRIBUTABLE RESERVES. We had distributable reserves in our Greek statutory accounts of approximately GRD 594 million ($1.5 million).

         OTHER LONG-TERM LIABILITY. We have an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. The amount is payable in monthly installments until April 2002. An installment of approximately GRD 523 million ($1.3 million) was paid during the six month period ended June 30, 2001.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented. Greece experienced average annual rates of inflation of 8.9% during 1995, 8.2% during 1996, 5.6% during 1997, 4.8% during 1998, 2.6% during 1999 and 3.2% during 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

DERIVATIVE INSTRUMENTS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. This statement requires that we recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value though earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. This statement, as amended, is effective for all fiscal years beginning after June 15, 2000 and is not required to be applied retroactively to financial statements of prior periods. The adoption of this standard did not have a material impact on our consolidated financial statements, as we do not have any derivatives.

ACCOUNTING FOR FILM PRODUCERS

         The AICPA issued Statement of Position 00-2, "Accounting by Producers or Distributors of Films," (or SOP 00-2) in June 2000, effective for fiscal years beginning after December 15, 2000, with earlier application encouraged. SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as noncurrent assets. [For the six months ended June 30, 2001, we recorded a one-time after tax charge for the initial adoption of the standard of GRD 197 million ($0.5 million) which has been recorded as a cumulative effect of change in accounting principle.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         In July 2001, the FASB issued Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Statement 141 is effective immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling-of-interests method and Statement 142 is effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

         Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

         In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings. The Company has not yet determined the impact that these statements will have on the consolidated financial statements.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         Our functional currency is the drachma, but certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 1,118 million ($2.8 million) or 3.8% of total net revenue in the six month period ended June 30, 2001 and GRD 482 million ($1.2 million), or 1.7%, of total net revenue in the six month period ended June 30, 2000. Our non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 3.7% of total net revenue in the six month period ended June 30, 2001. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 35,467 million ($88.2 million) at the six month period ended June 30, 2001. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in drachmae. We expect to increase modestly the level of non-drachma denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         We hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are currently evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counterparty fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                                                JUNE 30, 2001
                                                                                -------------
FINANCIAL INSTRUMENT                                          MATURITY (2007)           FAIR VALUE
--------------------                                          --------------------      ----------
                                                              (GRD)        ($)          (GRD)        ($)
                                                                                (in millions)
Existing notes ($86.3 million).......................           34,696      86.3        34,002         84.5
Average interest rate................................             9.67%                           --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                                JUNE 30, 2001
                                                                                -------------
FINANCIAL INSTRUMENT                                          MATURITY (2008)           FAIR VALUE
--------------------                                          ----------------          ----------
                                                              (GRD)        ($)          (GRD)        ($)
                                                                                (in millions)
New notes (Euro 150 million).........................           51,113     127.1        51,113        127.1
Average interest rate................................             9.75%                           --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                                                JUNE 30, 2001
                                                                                -------------
FINANCIAL INSTRUMENT                                          MATURITY (2007)           FAIR VALUE
--------------------                                          ---------------           ----------
                                                              (GRD)        ($)          (GRD)        ($)
                                                              (IN MILLIONS)
Existing notes ($86.3 million).........................          34,696         86.3       34,002         84.5
Average interest rate..................................            9.67%                           --

         The average interest rate for the represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                                JUNE 30, 2001
                                                                                -------------
FINANCIAL INSTRUMENT                                          MATURITY (2008)           FAIR VALUE
--------------------                                          --------------------      ----------
                                                              (GRD)        ($)          (GRD)        ($)
                                                                                (in millions)
New notes (Euro 150 million).........................           51,113     127.1        51,113        127.1
Average interest rate................................             9.75%                           --

         The average interest rate represents the stated interest rate of 9.75% plus amortization of deferred issuance costs.

PART II  OTHER INFORMATION

ITEM 4.  SUBMISSIONS OF MATTERS TO A VOTE OF SECURITY HOLDERS

         On June 7, 2001, the Company held a General Assembly (the "General Assembly") at which the following matters were submitted to a vote of the Company's shareholders:

         1. approval of the issuance, sale and delivery by the Company of Euro 150,000,000 senior notes due 2008 and approval of the related offering memoranda and documents, including a registration rights agreement, an indenture and the form of notes;

         2. approval of the appointment of Bank of New York as indenture trustee in connection with the issuance of senior notes;

         3. approval of an application to list the senior notes on the Luxembourg Stock Exchange;

         4. approval of the appointment of CT Corporation System as agent for service of process in connection with the senior notes; and

         5. approval of other general matters related to the issuance of the senior notes.

         With respect to the matters described above, there were 15,936,940 votes cast in favor, no votes cast against and 3,912,500 abstentions/broker non-votes.

ITEM 5.  OTHER INFORMATION

FORWARD-LOOKING STATEMENTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000. Among the key factors that have a direct bearing on the Company's results of operations are the ability of the Company to successfully implement its growth and operating strategies; changes in economic cycles; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

INCORPORATION BY REFERENCE

         This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form F-4 of the Company (Registration No. 333-65114).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ANTENNA TV S.A.
                                   (Registrant)


                                   By:  /s/ Nikolaos Angelopoulos
                                        ---------------------------------------
                                        Name:   Nikolaos Angelopoulos
                                        Title:  Chief Financial Officer


Dated: August 2, 2001